UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 01-13921

BANKUNITED FINANCIAL

CORPORATION

401(k) PROFIT SHARING PLAN

(Full title of the Plan)

BANKUNITED FINANCIAL CORPORATION

(Name of Issuer of the securities held pursuant to the Plan)

255 Alhambra Circle

Coral Gables, Florida 33134

(Address of the Issuer’s principal executive offices)

BankUnited 401(K) Profit Sharing Plan

Index

December 31, 2004 and 2003

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

BankUnited 401(K) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BankUnited 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit and obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules and assets held and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
June 28, 2005

BankUnited 401(K) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments	$13,315,852	$11,036,724
Contributions receivable
Employer contribution	105,436	28,147
Participant contributions	74,374	7,476

Total contributions receivable	179,810	35,623

Cash	103,481	62,812

Net assets available for benefits	$13,599,143	$11,135,159

The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income
Net appreciation in fair value of investments	$1,809,170
Dividends	203,889
Interest	7,551

Investment income	2,020,610

Contributions
Employer	667,223
Participant	1,744,763
Rollover	341,516

Contributions	2,753,502

Total additions	4,774,112

Deductions
Benefits paid to participants	2,229,418
Administrative expenses	80,710

Total deductions	2,310,128

Increase in net assets available for benefits	2,463,984

Net assets available for benefits
Beginning of year	11,135,159

End of year	$13,599,143

The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

The following description of the BankUnited 401(K) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is made available to all eligible, full-time employees of BankUnited Financial Corporation, BankUnited, FSB and BankUnited Financial Services, Incorporated (collectively, the “Company”) on the first day of the month after they have completed 30 days of service.

The Plan offers twelve Frank Russell Fidelity Investment Company funds through Reliance Trust Company as investment allocation options:

Equity I Fund	Fixed Income III Fund
Equity II Fund	International Fund
Select Value I Fund	Emerging Markets Fund
Equity Q Fund	Real Estate Securities Fund
Fixed Income I Fund	Retire Money Market
Short Term Bond Fund	Spartan U.S. Treasury Money Market

The Plan also offers self-directed brokerage accounts (“SDBA”) through Fidelity Investments Institutional Brokerage Group which allows the individual participant to invest in individual stocks, bonds and mutual funds; and a stock purchase election which allows individuals to purchase BankUnited Financial Corporation stock.

The Retire Money Market and Spartan U.S. Treasury Money Market are used as intermediate accounts where funds are placed until they are either distributed or invested, as needed.

The Company is the Plan Administrator. The Plan recordkeeper is the Ingham Group. The Plan changed the Trustee to Reliance Trust Company and amended the plan document effective May 4, 2004. Prior to May 4, 2004, Circle Trust Company was the Trustee of the plan’s assets and Schwab was the Custodian of Plan assets in the Schwab Personal Choice Retirement Account. Fidelity is the Custodian of the Plan assets in the Fidelity SDBA.

Participant Accounts

Each participant’s account is credited with participant salary deferrals, employer matching contributions, earnings based upon the participant’s investment elections, and reduced for administrative expenses paid by the Plan, valued daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employer Contributions

For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company’s contributions to the Plan for the years ended December 31, 2004 and 2003 were equal to 75% of the first 6% of the base compensation that the participants contributed to the Plan and consisted of shares of Class A Common stock of BankUnited Financial Corporation.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

Participant Contributions

Each participant may voluntarily contribute to the Plan up to a maximum equal to the IRS annual limitation. For the year ended December 31, 2004, participant contributions were subject to an overall annual limitation of $13,000. Participants age 50 or over were allowed to contribute an additional $3,000 in 2004.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the participant’s benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested. The vesting schedule for the participant’s share of the Company’s contribution is as follows:

Years of Service	Percentage Vested
1	0
2	25%
3	50%
4	75%
5 or more	100%

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. In 2004 and 2003, the loans bore interest rates that ranged from 5 percent to 10.5 percent. These rates are based on comparable rates offered by other financial institutions for similar loans. Principal and interest on outstanding loans is repaid semi-monthly through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Withdrawals

Generally, vested account balances not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated participant’s benefits exceed $5,000, the individual may elect to defer distribution until the age of 65 and are paid in a lump sum. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan and do not return to employment within 5 years. Forfeited nonvested accounts totaled zero and $32,380 at December 31, 2004 and 2003, respectively. In 2004, employer contributions were reduced by $347,904 from forfeited nonvested accounts.

Tax Status

The Internal Revenue Service has determined and informed the Company, by letter dated October 20, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements.

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Plan investments are stated at fair value based upon quoted market prices of publicly traded investments. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year end. Participant loans are valued at amortized cost which approximates fair value.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits become payable to participants upon their election or separation from the Company as described above. Benefits are recorded when paid. There were no outstanding benefits payable to participants at December 31, 2004 and 2003.

Plan Administrative Expenses

In addition to fund administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan totaled $24,960 for the year ended December 31, 2004.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

Net Appreciation (Depreciation) in Investment Value

The Plan’s net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses on investments during the year. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investments are determined by the specific identification method.

Dividend and Interest Income

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Such amounts are reinvested and become part of the Plan’s investment portfolio.

3.	Related Party Transactions

Certain plan investments are shares of BankUnited Financial Corporation Class A Common stock. These transactions qualify as party-in-interest. In addition, at December 31, 2004 and 2003, the Plan had outstanding employer contribution receivables from the Company of $105,436 and $28,147, respectively.

Certain plan investments are shares of mutual funds managed by Reliance Trust Company. Reliance Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $63,000 for the year ended December 31, 2004.

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2004		2003
Equity I Fund, 29,413 and 26,768 shares, respectively	$879,161		$724,086
Equity Q Fund, 27,613 and 23,659 shares, respectively	960,482		750,943
International Fund, 21,740 and 18,096 shares, respectively	828,531		599,507
BankUnited Financial Corporation Common Stock, 221,747 and 244,696 shares, respectively	7,084,817	*	6,310,710	*

During the year ended December 31, 2004, the Plan’s investments appreciated in value as follows:

Common stock	$1,392,250
Trust company funds	10,138
Mutual funds	406,782

$1,809,170

*	$6,448,315 and $5,826,656 (201,825 and 225,927 shares, respectively) represent nonparticipant-directed investments at December 31, 2004 and 2003, respectively.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2003
Net assets
BankUnited Financial Corporation common stock	$6,448,315	$5,826,656
Employer contribution receivable	105,436	28,147

	$6,553,751	$5,854,803

Year Ended December 31, 2004
Changes in net assets
Net appreciation in investment value	$1,265,441
Employer contributions	(159,505)
Benefits paid to participants	(406,988)

$698,948

6.	Risk and Uncertainties

The Plan provides for various options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is possible that changes in risks in the near term, could have a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

* * *

ADDITIONAL INFORMATION

BankUnited 401(K) Profit Sharing Plan Schedule of Assets Held December 31, 2004	Schedule I

(a)*	(b) Identity of Issue, Borrowers, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Fair Value
*	Frank Russell Equity I Fund	Shares of registered investment company		$879,161
*	Frank Russell Equity II Fund	Shares of registered investment company		571,702
*	Frank Russell Emerging Markets Fund	Shares of registered investment company		323,715
*	Frank Russell Equity Q Fund	Shares of registered investment company		960,482
*	Frank Russell Fixed Income I Fund	Shares of registered investment company		509,414
*	Frank Russell Short Term Bond Fund	Shares of registered investment company		283,298
*	Frank Russell Fixed Income III Fund	Shares of registered investment company		474,533
	Fidelity Retire Money Market	Shares of registered investment company		502,655
*	Frank Russell International Fund	Shares of registered investment company		828,531
	Spartan U.S. Treasury Money Market	Shares of registered investment company		887
*	Frank Russell Real Estate Securities Fund	Shares of registered investment company		409,020
*	Frank Russell Select Value I Fund	Shares of registered investment company		192,626

				5,936,024

*	BankUnited Financial Corporation Common Stock	Shares of common stock	3,221,984	7,084,817

				7,084,817

	Fidelity SDBA

	American Century 20th Ultra	Shares of registered investment company		2,096
	FBR Small Cap Financial	Shares of registered investment company		2,836
	Strong Div Inc. Fd	Shares of registered investment company		1,489
	General Electric Company	Shares of common stock		12,592
	Agere Systems Inc A	Shares of common stock		8
	Agere Systems Inc B	Shares of common stock		213
	American Century Sm Cap Val Inv	Shares of registered investment company		3,188
	American Intl Group Inc	Shares of common stock		8,209
	Budget Group Inc A	Shares of common stock		2
	Citizens Global Equity	Shares of registered investment company		2,990
	Domini Social Bond	Shares of registered investment company		5,182
	Interland, Inc.	Shares of common stock		33
	JDS Uniphase Corporation	Shares of common stock		317
	Lucent Technologies Inc	Shares of common stock		2,256
	Nortel Networks Corp	Shares of common stock		1,562
	Oracle Corporation	Shares of common stock		1,372
	PIMCO RCM Biotech N	Shares of registered investment company		1,297
	Sun Microsystems Inc	Shares of common stock		539
	T Rowe Price Media & Telecom	Shares of registered investment company		2,480
	Ariel Appreciation Fd	Shares of registered investment company		2,520
	Citizens Small Cap Growth Fd	Shares of registered investment company		3,314
	Pfizer, Inc.	Shares of common stock		6,723
	Third Avenue Value	Shares of registered investment company		8,922
	Yacktman Focused	Shares of registered investment company		7,775
	ABN AMRO Talon MidCap CLN	Shares of registered investment company		5,754
	Amgen Inc.	Shares of registered investment company		12,830
	Fidelity Canada	Shares of registered investment company		2,951
	Fidelity Japan Smaller Companies	Shares of registered investment company		3,228
	Fidelity Select Natural Gas	Shares of registered investment company		2,903

				105,581

*	Participant Loans	Various maturities, interest rates ranging between 5% to 10.50%		189,430

				189,430

				$13,315,852

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments

BankUnited 401(K) Profit Sharing Plan Schedule of Reportable Transactions* Year Ended December 31, 2004	Schedule II

	Purchases		Sales
Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price	Realized Gain
BankUnited stock - common	34,763	$985,172	—	$—	$—

Notes:

*	Transactions, or series of transactions, in excess of 5 percent of the current value of Plan’s assets as of December 31, 2003 as defined in section 2520.103-6(b) of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The Plan

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BankUnited Financial Corporation	Plan Administrator	June 29, 2005

By:	/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Document
23.1	Consent of PricewaterhouseCoopers, LLP